EXHIBIT 2.1
ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (along with the exhibits and schedules hereto, this “Agreement”) is dated August 1, 2020 (the “Effective Date”), and is entered into by and between MOTIVA ITALY S.r.l., a corporation organized under the laws of Italy, having its registered office at Piazza Filippo Meda 3, 20121 Milano, with company ID number 881512541("Motiva"), and Orion Trading S.r.l., a corporation organized under the laws of Italy, having its registered office at Via Sirtori 15, 37128 Verona, Italy, with company ID number and VAT number 04031100235 (“Orion”). Motiva and Orion are each referred to herein as a “Party”, and collectively as the “Parties.” All capitalized terms used throughout this Agreement and otherwise not defined herein shall have the meaning provided in Schedule 1 attached hereto.
RECITALS
WHEREAS, Orion is engaged in the business of selling, marketing, and distributing breast implants in the Territory (the “Business”), and owns or has the right to use all of the Transferred Assets;
WHEREAS, Orion has entered the certain Distribution Agreement dated July 8, 2018, as amended on July 13, 2018, February 19, 2019, and July 15, 2020 with European Distribution Center Motiva BV, an Affiliate of Motiva (collectively, the “Distribution Agreement”); and
WHEREAS, on the terms and subject to the conditions set forth herein, among other things, Orion desires to sell, transfer and assign to Motiva, and Motiva desires to purchase from Orion, the Transferred Assets.
NOW THEREFORE, in consideration of the mutual promises, covenants, agreements and understandings contained in this Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1.Purchase of Transferred Assets.
1.1 Subject to the terms and conditions of this Agreement, as of the Effective Date, Orion agrees to and hereby does sell, convey, assign and transfer to Motiva, and Motiva will and hereby does purchase and acquire from Orion free and clear of any Liens, all of Orion’s right, title and interest in and to the following (collectively, the “Transferred Assets”):
(a) All of Orion’s existing Valid Motiva Inventory (as defined below) including any Additional Motiva Inventory (as defined below) and all accessories related to such Motiva Inventory, all of which shall have been maintained in saleable condition;
(b) All lists and records pertaining to customer accounts, suppliers, distributors, personnel, agents, relating to the Valid Motiva Inventory and any Additional Motiva Inventory;
(c) All books, records, ledgers, files, customer lists, documents, correspondence, lists, studies and reports and other written materials to the extent related exclusively to the Transferred Assets; provided, that in the event such materials do not relate exclusively, but do relate to the Transferred Assets, a redacted copy of such materials;

(d) All authorizations, permits and approvals (and applications for the foregoing) owned or controlled by Orion that are related to the import, distribution and/or sale of Motiva Products, including, without limitation, all registrations and regulatory approvals granted by Governmental Entities; and
(e) All domain names and promotional materials that contain the Trademarks (as defined in the Distribution Agreement) or any other mark or identifier that may be confusingly similar to the Trademarks, and all Intellectual Property rights within the foregoing.
2. Purchase Price.
2.1 The aggregate purchase price for the Transferred Assets (the “Purchase Price”) shall be:
(a) a cash payment (in Euros) equal to the value of the Motiva Inventory Amount (as defined below);
(b)  a cash payment (in Euros) equal to the value of the True-Up Motiva Inventory Amount (as defined below), if applicable; and
(c) a cash payment of two hundred eighty-eight thousand euros (€288,000) for the balance of the Transferred Assets (the “Ancillary Asset Amount”).
2.2 All amounts stated above shall be net and exclusive of any value added tax. If and to the extent that any payments are subject to value added tax or similar taxes, those taxes shall be added to the respective payment.
3.  Effective Date of Transfer and the Agreement. The Agreement, and all obligations on the Parties herein, shall enter into full effect on the Effective Date unless otherwise explicitly established in the body of the Agreement. Orion will Transfer the Transferred Assets on the Effective Date and Motiva will make payments to Orion as set out in Section 5.
4. Motiva Inventory.
4.1 A physical inspection and accounting of Inventory of the Motiva Products owned and/or controlled by Orion (such products, the “Motiva Inventory”) was undertaken by Motiva or its representatives on July 26-27, 2020 and such Motiva Inventory that Motiva or its representatives reasonably determined to be of saleable quality, fit for the purpose for which they are intended, saleable and useable in the ordinary course of business, and free of defects and damage, which, as of the Effective Date, is set out in Schedule 3 and relevant appendixes (such Motiva Inventory, “Valid Motiva Inventory”) and shall be valued at the amount paid by Orion to Motiva or its Affiliates for such Valid Motiva Inventory, which is calculated, as of the Effective Date, as six hundred eighty-two thousand thirty-one euros (€682,031) (the aggregate value of the Valid Motiva Inventory, the “Motiva Inventory Amount”). Motiva or its representatives shall complete a subsequent physical inspection and accounting of the Valid Motiva Inventory if any such Valid Motiva Inventory that is in transit, located with customers (either in permanent or flash consignment), or at the premises of DAP Sides becomes available for such an inspection. Such inspection(s) will be done to confirm the quantities of Valid Motiva Inventory (such Valid Motiva Inventory, “Confirmed Motiva Inventory”). Motiva shall value any changes to the Confirmed Motiva Inventory in the same way that it valued the Valid Motiva Inventory.

4.2 Any such physical inspection and accounting of the Motiva Products in connection to the Confirmed Motiva Inventory is to be conducted by Motiva or its representatives jointly with Orion or its representatives, and each Party shall be responsible for any costs incurred by them in connection with their involvement in conducting the physical inventory. Orion may identify additional Motiva Inventory not found as of the Effective Date for up to sixty (60) days after the Effective Date (the “Final Motiva Inventory Date”). Orion shall notify Motiva in writing of any such sales and connected changes in the Motiva Inventory as well as additional Motiva Inventory no later than three (3) Business Days after the Final Motiva Inventory Date. Motiva shall inspect and confirm to its reasonable satisfaction that any such additional Motiva Inventory identified by Orion is Valid Motiva Inventory (the “Additional Motiva Inventory”) within five (5) Business Days of receipt of Orion’s written notice of the Additional Motiva Inventory. Any Additional Motiva Inventory shall be valued at the amount paid by Orion to Motiva or its Affiliates for such Additional Motiva Inventory (the “Additional Motiva Inventory Amount”). The Parties shall make adjustments to payments as a result of the (i) Additional Motiva Inventory Amount, and (ii) any adjustments to the Motiva Inventory Amount required due to any differences between the Valid Motiva Inventory and the Confirmed Motiva Inventory, in each case as applicable, (collectively the “True-Up Motiva Inventory Amount”) pursuant to Section 5.
4.3 Notwithstanding the foregoing, the Additional Motiva Inventory Amount payable to Orion shall not exceed one hundred thousand Euros (€100,000). For clarity, if Orion does not provide Motiva with written notice of any additional Motiva Inventory it identifies on or before the Final Motiva Inventory Date, it shall be deemed that no Additional Motiva Inventory exists and Motiva shall have no obligation to pay Orion any Additional Motiva Inventory Amount.
5. Payment of the Purchase Price. Motiva shall pay to Orion a cash amount (in Euros) equal to the Motiva Inventory Amount plus the Ancillary Asset Amount no later than five (5) Business Days after the Effective Date. If applicable, Motiva shall pay Orion a cash amount (in Euros) equal to the True-Up Motiva Inventory Amount no later than fifteen (15) Business Days after the Final Motiva Inventory Date; provided, however that the Additional Inventory Amount portion of such True-Up Motiva Amount is payable to Orion only if Orion complies with all applicable obligations pursuant to Section 4.2. All payment(s) under this Section 5 shall be made by wire transfer of immediately available funds to an account that Orion designates in writing in advance of such payment(s).
6. Representations and Warranties Regarding Orion. In order to induce Motiva to enter into this Agreement and consummate the Transaction, Orion hereby represents and warrants to Motiva that the statements contained in this Section 6 are true, complete and correct as of the date hereof.
6.1 Authority for Agreement. The execution, delivery and performance by Orion of this Agreement and all other instruments and agreements to be executed by Orion pursuant hereto, have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by Orion and constitutes the legal, valid and binding obligations of Orion, enforceable against Orion in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing the availability of equitable remedies.
6.2 Consents and Approvals. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or other party is required on the part of Orion in connection with the consummation of the Transaction or to perform the related covenants and agreements contemplated hereby.

6.3 No Conflict. Neither the execution and delivery of the this Agreement nor the performance of the provisions hereof or the transactions contemplated hereby will (a) violate or conflict with the Orion’s Organizational Documents; (b) violate or conflict with any Laws of any Governmental Entity, domestic or foreign, that is applicable to Orion; or (c) result in a breach of any of the terms or conditions of, or constitute a default under, any mortgage, note, bond, indenture, agreement, license or other instrument or obligation to which Orion is a party or by which any of its properties or assets may be bound or affected.
6.4 Assets and Properties.
(a) Except as otherwise specified in Schedule 4, Orion has good and marketable title to all Transferred Assets free and clear of any Lien or restrictions on transfer, and has the legal right to use all Transferred Assets. Except as otherwise specified in Schedule 4, upon payment to Orion of the Motiva Inventory Amount, Motiva will acquire good title to all of the Transferred Assets, free and clear of any Liens. Good and marketable title to all Transferred Assets disclosed in Schedule 4 shall transfer to Motiva free and clear of any Liens once the dispute disclosed on Schedule 5 is resolved. With the exception of the Inventory in transit or located with customers or at the premises of DAP Sides, the logistics provider known to the Parties, no Transferred Asset is located at a location other than a location owned or leased by Orion.
(b) Each Transferred Asset is suitable and in adequate operating condition as of the Effective Date for the purposes for which it is presently used by Orion.
6.5 Intellectual Property. The conduct of the Business has not infringed or otherwise violated, and does not and will not infringe or otherwise violate any Intellectual Property rights of any Person, and there is, and has been, no pending or, to Orion’s knowledge, threatened claim alleging any such infringement or violation. To Orion’s Knowledge, Orion is not violating, and has not violated, any confidentiality or non-disclosure agreement with any third party, including any customer or supplier of Orion, and there is, and has been, no pending or, to Orion’s Knowledge, threatened claim alleging any such violation.
6.6 Litigation. With respect to both Orion and the Transferred Assets, except as otherwise specified in Schedule 5, there are no actions, suits, proceedings (including any arbitration proceedings), orders, investigations or claims pending or threatened against Orion by any third party at law or in equity, or before or by any Governmental Entity.
6.7 Inventory. The Valid Motiva Inventory is (a) of good and merchantable quality, fit for the purpose for which they are intended, and saleable and useable in the ordinary course of business; and (b) free of defects and damage.
6.8 Non-Competition. As of the Effective Date, and for a period of three (3) years after the end of this Agreement, Orion shall not, whether individually or in partnership or jointly or in conjunction with any other Person, as principal, agent, consultant, contractor, employer, employee or in any other manner, directly or indirectly, perform services for, or establish, control, own a beneficial interest in, manufacture, distribute, sell or offer for sale, directly or indirectly, or use any other means with a view to marketing or be otherwise commercially involved in any endeavor, activity or business in the Territory that is a Competing Business, with respect to the Motiva Business. For the avoidance of doubt, this provision is not intended to prohibit Orion from providing services to a Competing Business if the services Orion provides to such Competing Business are unrelated to the Motiva Business and would not involve the use of confidential information of Motiva or its subsidiaries and affiliates. Orion warrants that its shareholders or other owners or equity holders are bound by this provision and expressly acknowledges and agrees that Orion will also be liable for violations of this provision by its shareholders or other owners or equity holders. Furthermore, Orion acknowledges and represents that consideration for the covenants in this Section 6.8 has been paid in full by Motiva as part of the Purchase Price in this Agreement.
6.9 Non-Solicitation. Orion will not for a period of five (5) years after the Closing Date, for any reason, directly or indirectly, solicit, entice, or in any other manner persuade or attempt to persuade, any customer, client, employee, supplier, distributor, or contractor of Motiva its subsidiaries and Affiliates (in any case with whom Orion had business contact in the last five (5) years of Orion’s association with Motiva or its Affiliates) to discontinue or alter to the detriment of Motiva or its Affiliates his, her or its employment, relationship or business with Motiva or its Affiliates. Furthermore, Orion acknowledges and represents that consideration for the covenants in this Section 6.9 has been paid in full by Motiva as part of the Purchase Price in this Agreement.
6.10 Non-Disparagement. Orion, or any of its employee’s representatives, officers, directors, and agents, shall not make disparaging remarks about Motiva or any of its Affiliates or its operations, products or services, whether orally or in writing, whether online or otherwise, and whether during or after the termination of Orion’s affiliation with Motiva or any of its Affiliates.
6.11 Disclosure. No representation or warranty by Orion contained in this Agreement, and no statement contained in any other instrument delivered to or to be delivered by or on behalf of Orion pursuant to this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.
7. Representations and Warranties of Motiva. In order to induce Orion to enter into this Agreement and consummate the Transaction, Motiva hereby represents and warrants to Orion that the statements contained in this Section 7 are true, complete and correct:
7.1 Organization and Authority. Motiva is an entity duly formed and validly existing under the Laws of the jurisdiction of its incorporation. Motiva has the requisite power and authority to enter into and to perform this Agreement.
7.2 Authority for Agreement. The execution, delivery and performance by Motiva of this Agreement and all other instruments and agreements to be executed by Motiva pursuant hereto, have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by Motiva and constitutes the legal, valid and binding obligations of Motiva, enforceable against Motiva in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing the availability of equitable remedies.
8. Deliveries of Orion. At the Effective Date, Orion will deliver or cause this Agreement executed by Orion to be delivered to Motiva in order to effect the sale of the Transferred Assets to Motiva.

9. Covenants and Additional Agreements.
9.1 Taxes. All documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the purchase and sale of the Transferred Assets pursuant to this Agreement shall be borne and paid by the Party responsible for such Taxes, and the Parties shall each file all necessary Tax returns and other documentation with respect to all such Taxes and fees. Orion and Motiva shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Tax payable in connection therewith.
9.2 Confidential Information. The Parties hereby covenant and agree that, from and after the Closing Date, each Party shall, except with the prior written consent of the other Party or on behalf of the other Party and/or its Affiliates, keep confidential and not disclose to any other Person any confidential information that is proprietary in nature regarding the Business and existing as of the Closing Date, provided that (a) each Party may disclose on a confidential basis certain summary financial information relating to the Transaction to any professional advisor, and (b) each Party may disclose information otherwise necessary in order to enforce the terms of this Agreement or defend against any claim made under this Agreement (including applicable confidential information of the other Party). The obligation of the Parties under this Section 9.2 shall not apply to information which: (i) is or becomes publicly known without breach of the commitment provided for in this Section 9.2; (ii) is available from a third-party not under an obligation to keep such information confidential; or (iii) is required to be disclosed by applicable Law, including by the rules or regulations of any tax authority, the United States Securities and Exchange Commission, or any other stock exchange or other securities trading institution; provided, however, that in any such case under this clause (iii), the Party which has to disclose the confidential information, shall notify the other Party as early as reasonably practicable prior to disclosure to allow the other Party to take appropriate measures to preserve the confidentiality of such information. Notwithstanding the foregoing, for purposes of this Agreement, as of the Effective Date, all information included in, regarding or arising from the Transferred Assets shall be deemed the confidential information solely of Motiva.
9.3 Consents. Nothing in this Agreement shall be construed as an attempt to assign any contract, agreement, or license included in the Transferred Assets which is by its terms or by Law non-assignable without the consent of the other party or parties thereto, unless such consent shall have been given, or as to which all the remedies for the enforcement thereof enjoyed by Orion would, as a matter of law, pass to Motiva as an incident of the assignments provided for by this Agreement.
9.4 Further Assurances. At any time and from time to time after the Effective Date, the Parties shall (a) furnish upon reasonable request to each other such information, documents, instruments of transfer or assignment, files and books and records, (b) promptly execute, acknowledge, and deliver any such documents, instruments of transfer or assignment, files and books and records, and (c) do all such further acts and things, as such other Party may reasonably request for the purpose of carrying out the intent of this Agreement, including gaining access to any Motiva Inventory on the premises of third parties, and the documents referred to herein.
10. Survival of Representations and Warranties; Indemnification.
10.1 Survival of Representations and Warranties. Except as otherwise set forth in this Section 10.1, all of the representations and warranties of Orion and Motiva contained in this Agreement or any other agreement, schedule or certificate delivered by Orion or Motiva pursuant to this Agreement shall survive for five (5) years after the Closing Date. If a Party determines that there has been a breach by any other Party of any such representation or warranty and notifies the breaching Party in writing prior to the expiration of the survival period applicable to such representation and warranty (which notice shall identify the nature of such claim with reasonable specificity and such Party’s reasonable estimate of the value of such claim), such representation or warranty and liability therefor shall survive, but only with respect to the specified breach which is specified in such notice, until such breach has been resolved, but no Party shall have any liability after such five (5) year period for any alleged breaches of representations and warranties not specifically specified in a writing delivered within such five (5) year period. Notwithstanding any term in this Section 10.1, (a) claims related to any intentional misrepresentation or fraud by Orion or Motiva in connection with this Agreement and the Transactions, and the representations and warranties contained in Sections 6.1 of this Agreement shall survive indefinitely.
10.2 Indemnification.
(a) Indemnification by Orion. Subject to the limitations set forth in this Section 10, from and at all times after the Closing Date, Orion shall indemnify Motiva, its Affiliates, and their directors, officers, managers, shareholders, members, partners, employees, agents, representatives, successors and permitted assigns (the “Motiva Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse Motiva Indemnified Parties as and when incurred for any and all liabilities, obligations, demands, claims, actions, suits, proceedings, investigations, causes of action, assessments, judgments, losses, costs, damages, deficiencies, Taxes, fines or expenses (whether or not arising out of third party claims), including, without limitation, interest, penalties, reasonable attorneys’ fees and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Damages”), which any Motiva Indemnified Party may suffer or incur to the extent resulting from or arising out of:
(i) any misrepresentation or breach or inaccuracy of any representation or warranty of Orion under this Agreement or in any agreement, schedule or certificate delivered or to be delivered by or on behalf of Orion to Motiva pursuant to this Agreement;
(ii) any liability or obligation of Orion or related to the Business (including any indebtedness of Orion) excluding those concerning the pending dispute with DAP Sides as mentioned in Schedule 5;
(iii) any nonfulfillment, breach or violation of any covenant or agreement on the part of Orion under this Agreement; and
(iv) any unpaid transaction expenses of Orion.
(b) Indemnification by Motiva with respect to Orion. Subject to the limitations set forth in this Section 10, from, and at all times after, the Effective Date, Motiva shall indemnify Orion and their agents, representatives, successors and permitted assigns (the “Orion Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse as and when incurred for any and all Damages which Orion Indemnified Parties may suffer or incur to the extent resulting from or arising out of:
(i) any misrepresentation, breach or inaccuracy of any representation or warranty of Motiva under this Agreement or in any agreement, schedule or certificate delivered or to be delivered by or on behalf of Motiva to Orion pursuant to this Agreement; and

(ii) any nonfulfillment, breach or violation of any covenant or agreement on the part of Motiva under this Agreement.
(c) Due Diligence and Right to Indemnification. No information or knowledge obtained in any investigation or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the Transaction or the rights of the Parties to indemnification pursuant to Section 10. The waiver of any condition based on the accuracy of any warranty or representation, or on the performance of or compliance with any covenant or agreements, will not affect the right to indemnification or any other remedy based on such warranties, representations, covenants and agreements.
10.3 Tax Consequences. Any indemnity payment made under Section 10 with respect to a breach by either Party shall be deemed to be an adjustment in the Purchase Price, unless a contrary treatment is required under applicable Law.
10.4 Sole and Exclusive Remedy. The Parties agree and acknowledge that, except in the case of intentional misrepresentation, fraud or intentional or willful breach of this Agreement, the rights to indemnification provided for in this Section 10 shall be the sole and exclusive remedy (regardless of the theory or cause of action pled) for monetary damages of Orion Indemnified Parties on the one hand, or Motiva Indemnified Parties, on the other hand, as the case may be, after the closing for and with respect to any misrepresentation, breach or inaccuracy of any representation or warranty of a Party and for any nonfulfillment, breach or violation of any covenant or agreement contained in this Agreement by a Party, and each Party hereby waives to the fullest extent permitted by law, any other rights or remedies that may arise under any applicable Law in connection therewith; provided, however, that nothing herein will limit in any way any Party’s rights hereunder or otherwise, to specific performance, injunctive relief or other non-monetary equitable relief.
10.5 Release of Claims. The Parties are in agreement that the Distribution Agreement shall be terminated effective as of the Effective Date and that Motiva and its Affiliates shall be released from all claims arising from or in connection with the Distribution Agreement. As a matter of precaution, Orion hereby waives any and all claims against Motiva and its Affiliates arising from or in connection with the Distribution Agreement. Motiva accepts such waiver for itself and on behalf of its Affiliates.
11. Miscellaneous.
11.1 Entire Agreement. This Agreement and the other documents, agreements and instruments delivered pursuant hereto and thereto (together with the recitals, the schedules and exhibits hereto) embody the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.
11.2 Fees and Expenses. Except as otherwise expressly provided in this Agreement, Motiva, on the one hand, and Orion, on the other hand, each will pay all of their own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, brokers or other representatives and consultants and appraisal fees, costs and expenses) in connection with the preparation and negotiation of this Agreement.
11.3 Amendments and Waivers. Except as otherwise set forth herein or therein, no term, condition or covenant of this Agreement may be amended or waived (either generally or in a particular instance and either retroactively or prospectively), without the prior written consent of both Motiva and Orion.
11.4 Successors and Assigns. Orion may not assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Motiva. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective successors and permitted assigns of the parties hereto. Motiva shall have the right assign this agreement upon written notice to Orion. The Parties acknowledge and agree that at any point after December 31, 2020, the directors, officers, managers, shareholders, members, partners, or other applicable Persons of Orion (the “Orion Owners”) will have the right to put Orion in liquidation or otherwise wind down the business of Orion to the Orion Owners’ reasonable satisfaction.
11.5 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and in English and shall be delivered by electronic mail, or courier, certified or registered mail, return receipt requested, postage prepaid:
If to Orion, to:
Orion Trading S.r.l.
Via Sirtori 15
37128 Verona, Italy
Attention: Sole Director
Email: oriontrading@pec.it

If to Motiva, to:
Establishment Labs
1187 Coast Village Road
Suite 1-402
Santa Barbara, CA 93108 USA
Email: legal@establishmentlabs.com
Attention: General Counsel

Except as otherwise provided in this Agreement, all notices and communications hereunder shall be deemed to have been duly given (a) when transmitted by electronic mail, or, (b) in the case of a courier, one (1) days after the date of delivery, in each case given or addressed as aforesaid.
11.6 Counterparts. This Agreement may be executed in two or more counterparts, and by different Parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic mail in PDF or similar format shall be effective as delivery of a mutually executed counterpart to this Agreement.
11.7 Headings; Gender. The headings of the sections, subsections and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement. Wherever reference is made herein to the male, female or neuter genders, such reference shall be deemed to include any of the other genders, as the context may require.

11.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties hereto shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law.
11.9 Specific Performance. The Parties acknowledge and agree that any Party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any Party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity, such Party shall also be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
11.10 Third Party Beneficiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.
11.11 Governing Law. All issues, questions and disputes concerning the interpretation, enforcement, performance or termination of this Agreement, and all matters of extra-contractual and/or tort liability, if any, arising out of or in relation with this Agreement, shall be governed by and construed in accordance with Italian law, without giving effect to any other choice-of-law or conflict-of-laws rules or provisions (Italian, foreign or international) that would cause the laws of any jurisdiction other than Italy to be applicable, and excluding the UN Convention on Contracts for the International Sale of Goods (1980) (if applicable), provided however that for the transfer in rem of the Transferred Assets, the laws of Italy shall apply.
11.12 Dispute Resolution. Orion and Motiva agree, on behalf of themselves, that any legal Action based on or arising out of this Agreement or for recognition and enforcement of any judgment in respect thereof brought by a Party, or their respective successors or assigns will be resolved in accordance with the following procedure:
(1)the Parties shall attempt to resolve the dispute through the conciliation mechanism in accordance with the Mediation Rules of the Belgian Centre for Arbitration and Mediation CEPANI;
(2)If, within fifteen (15) Business Days from the request for mediation, the following shall apply:
any disputes arising out of or in relation with this Agreement shall be finally settled under the CEPANI Rules of Arbitration by one or more arbitrators appointed in accordance with those rules. The arbitral tribunal shall be composed of three arbitrators. The seat of the arbitration shall be Brussels (Belgium). The arbitration shall be conducted in English. The applicable rules of law are as set forth in Section 11.11.

In the event of a Dispute, the prevailing Party in any Action in connection therewith shall be entitled to recover from such other Party its costs and expenses incurred in connection with such Action, including, without limitation, reasonable legal fees and associated costs.
11.13 Publicity. Except as required by applicable Law (including the rules or regulations of the United States Securities and Exchange Commission, any other stock exchange, or any other securities trading institution), no publicity, release, disclosure or announcement of or concerning this Agreement or the Transactions shall be issued by Orion without the advance written consent of Motiva; provided, however, that Orion shall be permitted to make disclosures concerning this Agreement to its accountants, attorneys and financial advisors.
11.14 References. When a reference is made in this Agreement to a Section, subsection, Exhibit or Schedule, such reference shall be to a Section, subsection, exhibit or schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement, in any schedules and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or Schedule and not otherwise defined shall have the meaning given to such term in this Agreement. Unless the context clearly requires otherwise, whenever the words “include”, “includes”, “including”, “such as” or terms of similar meaning are used in this agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein”, “hereby” and “hereunder” and terms of similar meaning when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms. Any agreement or instrument defined or referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are also to its permitted successors and assigns. Pronouns of one gender shall include all genders. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. All references to “Euros” or “€” shall be the official currency of the European Union unless otherwise specified.
11.15 Construction. This Agreement has been drafted in English. An Italian language translation may be provided or produced by the Parties for convenience, but the language that the Parties have agreed to be prevailing is English and, therefore, the version of the Agreement in English will always prevail over that in Italian. The specific contract language used in this Agreement shall be deemed to be the specific language chosen and agreed upon by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The information contained in this Agreement and in the Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract).

IN WITNESS WHEREOF, the undersigned have hereunto set their hands under seal as of the day and year first above written.

MOTIVA ITALY S.r.l.		ORION TRADING S.r.l.

By:	/s/ Juan José Chacón Quirós	By:	/s/ Andrea Spelta
Name:		Name:	Andrea Spelta
Title:		Title:

[Signature Page to Asset Purchase Agreement]

Schedule 1
Terms and Definitions
Terms Defined. As used herein, the following terms have the respective meanings set forth below or set forth in the referenced Section of this Agreement:
“Action” means suit, claim, action, arbitration, proceeding or investigation.
“Affiliate” means and includes, at any time with respect to any Person (the “Applicable Person”), each Person:
(a) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Applicable Person;
(b) that beneficially owns or holds five percent (5%) or more of any class of the voting equity of the Applicable Person;
(c) five percent (5%) or more of the voting equity (or in the case of a Person that is not a corporation, five percent (5%) or more of the equity interest) of which is beneficially owned or held by the Applicable Person; or
(d) that is an officer, director or manager (or a member of the immediate family of an officer, director or manager) of the Applicable Person;
at such time; provided, however, that for purposes of this Agreement no Person holding any one or more of the shares of Equity of Orion shall be deemed to be an Affiliate solely by virtue of the ownership of such securities.
"Business” shall have the meaning set forth in the Recitals.
“Business Day” means a day other than a Saturday, a Sunday, or a day on which the banks located in Milan, Italy are required by Law to be closed.
“Competing Business” means a Person or organization which is engaged in or about to be engaged in a business that competes with the Business.
“DAP Sides” means DAP Sides Eurologistica S.r.l.
“Distribution Agreement” shall have the meaning set forth in the Recitals.
“Equity” means, with respect to any Person, any class of preferred, common or other capital share, share capital or similar equity interest of such Person.
“Governmental Entity” means individually, and “Government Entities” means collectively, any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

“Intellectual Property” means all proprietary information (whether or not protectable by patent, copyright, trademark or trade secret rights) and intellectual property rights throughout the world, including, without limitation, all trade names, trademarks (including common-law trademarks), service marks, domain names, web addresses, websites, social media accounts, art work, packaging, plates, emblems, brands, logos, insignia, works of authorship, and copyrights, and their registrations, applications and renewals, and all goodwill associated therewith, and all of their content and data, all domestic and foreign patents and patent applications, all moral, common law and economic rights of authors and inventors, all technology, know-how, show-how, inventions, discoveries, trade secrets, processes, formulae, drawings, designs, schematics, specifications, algorithms, systems, forms, technical and business information, data, databases, computer programs and software, object and source code, product information and development work-in-progress and all documentary evidence of any of the foregoing, all licenses, sublicenses or like agreements for any of the foregoing, and all other intellectual property or proprietary rights.
“Inventory” means and includes goods owned and held by Orion for sale, lease or resale or furnished or to be furnished under contracts for services, and raw materials, goods in process, materials, component parts and supplies used or consumed, or held for use or consumption, in the Business (including all components, merchandise, raw materials, work in progress and finished goods), which are held at, or are in transit from or to the locations at which the Business is conducted, or located at suppliers’ premises on consignment, in each case, which are used or held for use by Orion in the conduct of the Business, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person, together with all rights of Orion against suppliers of such inventories.
“Knowledge” means, with respect to the Seller, the actual knowledge of any executive officer, and any successor to the positions or duties of such persons, in each case after due care and after reasonable inquiry. Such individuals will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such individual has knowledge of such fact, circumstance, event or other matter, (b) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such individual that would reasonably be expected to be reviewed by such individual in the customary performance of his or her duties or (c) such fact, circumstance, event or other matter would be known to such individual had he or she made reasonable inquiry of appropriate employees and personnel.
“Laws” means all statutes, laws, codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts or decrees of any Governmental Entity.
“Lien” means any mortgage, lien, option, encumbrance, assignment, restriction, pledge, claim, security interest, hypothecation, adverse claim, easement, encroachment, right of way, burden, title defect, title retention agreement, voting trust agreement, right of first refusal, preemptive right, put, call, restriction on transfer, charge or other encumbrance, restriction or limitation.
“Motiva Business” means the business carried on by Motiva its subsidiaries and Affiliates from time to time prior to the end of Orion’s affiliation with Motiva its subsidiaries and Affiliates, which involves medical technology focused on improving patient safety and aesthetic outcomes, initially in the breast aesthetics and reconstruction market.
“Motiva Products” means those products listed on Exhibit A attached to this Agreement.

“Organizational Documents” means the articles or certificate of formation or incorporation, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing documents of an entity.
“Order” means any order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent, that is enacted, issued, promulgated, enforced or entered by any Governmental Entity of competent jurisdiction.
“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable; and (b) statutory mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent.
“Person” means any individual, firm, company, corporation, association, trust, estate, state or agency of a state, government or government department or agency, municipal or local authority and any other entity, whether or not incorporated and whether or not having a separate legal personality.
“Tax” or “Taxes” means federal, state, county, local, foreign or other income, gross receipts, ad valorem, franchise, profits, sales or use, escheat (unclaimed property), transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated and other taxes of any kind whatsoever (including deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not.
“Territory” means the territory of the Republic of Italy.
“Transaction” means the transaction contemplated by this Agreement or any other transaction document(s).
“Transfer” means any transfer, sale, assignment, gift, pledge, hypothecation, or other disposition or encumbrance.
“Valid Motiva Inventory” shall have the meaning set forth in Section 4.1.

Schedule 2
Motiva Products
•SilkSurface® breast implants.
•SilkSurface® Plus breast implants.
•SilkSurface® Plus Q breast implants.
•VelvetSurface® Plus breast implants.
•VelvetSurface® Plus Q breast implants.
•Ergonomix® Round Q-id breast implants.
•Ergonomix® Oval Q-id breast implants.
•Sizers.
•Prestige samples box.
•MotivaImagine® insertion sleeve.
•MotivaImagine® ultra LED retractor.
•MotivaHybrid® bulb-cannula kit.
•Minimal Invasive non-Touch kit.
•External sizing kit.
•Motiva Q inside reader standard.

Schedule 3
Valid Motiva Inventory

•2116 units of Motiva Products at DAP Sides
•977 units of Motiva Products held by Orion customers in permanent consignment
•956 units of Motiva Products held by Orion customers in flash consignment

Schedule 4
Disclosures Related to Transferred Assets

•2116 units of Motiva Products at DAP Sides are being held by DAP Sides until the pending dispute (see Schedule 5 below) between DAP Sides and Orion is resolved, which impacts the right of Orion to receive and/or dispose of all Transferred Assets present at the DAP Sides premises pursuant to the terms of this Agreement.

Schedule 5
Disclosures Related to Pending or Anticipated Litigation

•There is a dispute related to the termination of the agreement between Orion and DAP Sides Eurologistica S.r.l. with the effective date of 3rd July 2018, which was terminated with effect from 10th July 2020, by Orion sending a letter dated 3rd July 2020. This dispute impacts the right of Orion to receive and/or dispose of all Transferred Assets present at the DAP Sides premises pursuant to the terms of this Agreement.